ITEM 1.   Security and Issuer.

This Statement relates to Class A Common Stock of Cagle's, Inc., whose address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318.

ITEM 2.   Identity and Background.

This Statement is filed on behalf of James Douglas Cagle, a U.S. citizen whose business address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318. Mr. Cagle's primary occupation is Chief Executive Officer of the issuer, Cagle's, Inc., an integrated poultry processor. During the past five years, Mr. Cagle has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

On December 14, 2001, Mr. Cagle transferred the following shares of Cagle's, Inc. to Cagle Family Holdings LLC (the "LLC"), a Georgia limited liability company, in return for a like number of units in the LLC:

8,000   held by Mr. Cagle as trustee of a trust established under the will of
George L. Cagle

The transfer was a contribution to the capital of the LLC, and no other funds or consideration were involved.

ITEM 4.   Purpose of Transaction.

Mr. Cagle transferred these Shares with a two-fold purpose: first, to insure management continuity and orderly succession of management at Cagle's, Inc., and second, to facilitate family estate planning and inter-generational transfers. Mr. Cagle plans to hold his personal Shares and units in the LLC for his own personal benefit and for the benefit of his heirs. He plans to hold the Shares for which he continues as Trustee pursuant to the terms of his father's Will which established the Trust.

ITEM 5. Interest in Securities of the Issuer.

Mr. Cagle now owns 1,143,880 Shares personally, controls 938,375 Shares as Trustee under the Will of his father George L. Cagle, and shares in control of the 252,729 shares owned by the LLC, for a total beneficial ownership of 2,334,984 Shares, which equals 49.3 % of the class of stock identified in Item
1. Mr. Cagle has the sole power to vote and dispose of his own Shares, and, as Trustee under his father's Will, has the sole power to vote and dispose of the Shares held in trust. As a manager of the LLC, Mr. Cagle shares the power to vote and dispose of the Shares held by the LLC with his sons, G. Douglas Cagle and James David Cagle, the other two managers of the LLC. G. Douglas Cagle is a U.S. citizen whose business address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318. His primary occupation is Vice President - New Product Development of the issuer, Cagle's, Inc. During the past five years, he has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws. James David Cagle is a U.S. citizen whose business address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318. His primary occupation is Vice President - New Product Sales of the issuer, Cagle's, Inc. During the past five years, he has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities. Please refer to Item 3 above for a description of transactions in Class A Common Stock effected by J. Douglas Cagle.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships required to be described pursuant to Item 6.

ITEM 7.   Material to be Filed as Exhibits.

There is no material required to be filed as an exhibit.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 14, 2001

Signature: /s/ James Douglas Cagle, Individually and as
               Trustee under the Will of George L. Cagle

Name/Title: James Douglas Cagle